Filed Pursuant to Rule 424(b)(5)
File No. 333-132594

Prospectus Supplement
(To Prospectus dated March 30, 2006)

Warrants to Purchase 4,993,379 Shares of Common Stock

4,993,379 Shares of Common Stock

You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider carefully before making your investment decision.

Pursuant to this prospectus supplement and the accompanying prospectus, we are offering warrants to purchase 4,993,379 shares of our common stock to Credit Suisse Managment LLC, SOLA LTD and Solus Core Opportunities Master Fund Ltd at an exercise price of $0.92 per share, subject to adjustment, for an aggregate purchase price equal to $49,933.79.  We are issuing the warrants in connection with our entry into the First Amendment to Amended and Restated Credit Agreement and Waiver, dated as of January 14, 2009, among Rentech Energy Midwest Corporation, Rentech, Inc. and the Lenders and Agents identified therein, which amendment grants the lenders the right to purchase the warrants described herein.  The initial purchasers of the warrants are affiliates of the Lenders under the Credit Agreement.

Subject to the terms and conditions thereof, the warrants may be exercised for 75% of the shares of common stock subject thereto (as may be adjusted, the “initial shares”), at any time during the period commencing on the date of issuance and ending on the close of business on the fifth anniversary of the date of issuance.  In addition to the initial shares and subject to the terms and conditions thereof, the warrants may be exercised for the remaining 25% of the shares of common stock subject thereto (as may be adjusted, the “deferred shares”), at any time during the period commencing on July 1, 2009 and ending on the maturity date of the Credit Agreement, as the same may be extended pursuant to the terms thereof as in effect on the date of issuance.  However, if all amounts due under the Credit Agreement, including the entire principal amount of the loans under the Credit Agreement, together with all accrued and unpaid interest thereon plus the applicable Payment Premium under the Credit Agreement are paid in full by us prior to July 1, 2009, the holders will have no right to purchase the deferred shares.

This prospectus supplement also covers the offer and sale by us to the holders of warrants of up to 4,993,379 shares of common stock upon the exercise of the warrants.

Our common stock is traded on the NYSE Alternext US under the symbol “RTK.”

We intend to use the net proceeds from the sale of the warrants offered by this prospectus supplement for general corporate purposes.

We expect to issue the warrants on or about January 14, 2009.  On January 13, 2009, the closing price of our common stock on the NYSE Alternext US was $0.72 per share.

Investing in our securities involves certain risks.  See “Risk Factors” beginning on page 2 of the accompanying prospectus.

You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus.  We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of these documents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 14, 2009.

TABLE OF CONTENTS
Prospectus Supplement

Prospectus dated March 30, 2006
(from Registration Statement File Number 333-1325594)

ABOUT THIS PROSPECTUS	1

RENTECH, INC.	2

RISK FACTORS	2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	3

RATIO OF EARNINGS TO FIXED CHARGES	3

USE OF PROCEEDS	3

PLAN OF DISTRIBUTION	4

DESCRIPTION OF DEBT SECURITIES	6

DESCRIPTION OF WARRANTS	15

DESCRIPTION OF COMMON STOCK	16

DESCRIPTION OF PREFERRED STOCK	17

DESCRIPTION OF DEPOSITARY SHARES	19

CERTAIN PROVISIONS OF COLORADO LAW AND OUR CHARTER AND BYLAWS	20

LEGAL MATTERS	23

INTERESTS OF NAMED EXPERTS AND COUNSEL	23

EXPERTS	23

WHERE YOU CAN FIND MORE INFORMATION ABOUT RENTECH	23

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	24

S-i

DESCRIPTION OF COMMON STOCK

The following description of our common stock and the section entitled “Certain Provisions of Colorado Law and Our Charter and Bylaws” are only summaries.  We encourage you to read our Amended and Restated Articles of Incorporation (our “Amended Articles”) and Bylaws, as further described in the section entitled “Certain Provisions of Colorado Law and Our Charter and Bylaws,” and the full texts of which have been filed as exhibits to the periodic reports previously filed with the SEC by us.  See “Where You Can Find More Information About Rentech” on page S-6.  This summary does not purport to be complete and is subject and qualified in its entirety by reference to our Amended Articles and Bylaws, which are incorporated by reference in this prospectus supplement.  As of the date of this prospectus supplement, our Amended Articles authorize us to issue 250,000,000 shares of our common stock, $0.01 par value per share.  As of December 31, 2008, there were 166,445,972 shares of our common stock outstanding.  All outstanding shares of the common stock are fully paid and nonassessable.

Voting

Each share of common stock is entitled to one vote at all shareholders’ meetings.  A quorum for purposes of meetings of common shareholders consists of a majority of the issued and outstanding shares of common stock.  Once a quorum is established, action of a routine nature is approved if votes cast by common shareholders favoring the action exceed the votes cast opposing the action.  Under our Amended Articles, if we issue a class or series of voting stock in addition to our common stock, actions on routine matters would be approved if votes cast within each voting class or series favoring the action exceeds votes cast within each voting class or series opposing the action.  Our common stock does not have cumulative voting rights in the election of directors.  Our board of directors is divided into three classes, with the members of each class to be elected annually for three-year terms.  The holders of our common stock may not take action by written consent in lieu of a meeting and must take any action at a duly called annual or special meeting of shareholders unless the consent is unanimous.

Subject to the rights of the holders of any series of preferred stock, at a meeting of shareholders called expressly for that purpose, the entire board of directors or any lesser number may be removed, with cause, by a vote of the holders of the majority voting power of our capital stock entitled to vote in the election of directors.  However, the affirmative vote of holders of at least two-thirds of the voting power of our capital stock entitled to vote in the election of directors is required to remove directors for other than cause.

Our Amended Articles provide that, whenever a vote of a specified percentage of outstanding capital stock entitled to vote is required under Colorado law or the Amended Articles to approve a specified corporate transaction or proceeding, then the affirmative vote of that percentage of voting power of each class entitled to vote is also required.

An amendment to our Amended Articles requires the affirmative votes of the following: (1) at least a majority of the voting power of each class entitled to vote on the amendment; (2) in the case of an amendment changing the denial of preemptive rights, one vote per common share, no cumulative voting or the rights of common stock to share equally dividends (if any) declared on the common stock, or changing the required vote on such an amendment, two-thirds of the voting power of each class entitled to vote on the amendment; and (3) in the case of an amendment changing the provisions on directors including their removal, or changing the required vote on such an amendment, two-thirds of the voting power of each class entitled to vote on the amendment.

Dividend and Liquidation Rights

Subject to the rights and privileges relating to any outstanding shares of our preferred stock, all outstanding shares of common stock share equally in dividends and upon liquidation.  Dividends are payable at the discretion of the board of directors at such time and in such amounts as they deem advisable, subject, however, to the provisions of the laws of the State of Colorado.

Miscellaneous

Our common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock.  Our board of directors is authorized to issue shares of common stock without approval of shareholders.  The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock.

For a description of the provisions of our Amended Articles and Bylaws that could have an effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to an extraordinary corporate transaction involving us (or any of our subsidiaries), see the description in this prospectus supplement under the heading, “Certain Provisions of Colorado Law and Our Charter and Bylaws.”

The transfer agent of our common shares is Computershare Trust Company, N.A. Our shares of common stock are listed on the NYSE Alternext US under the symbol “RTK”.

DESCRIPTION OF WARRANTS

Each warrant represents the right to purchase shares of our common stock at an exercise price equal to $0.92 per share, subject to adjustment as described below.  Subject to the terms and conditions thereof, the warrants may be exercised for 75% of the shares of common stock subject thereto (as may be adjusted, the “initial shares”), at any time during the period commencing on the date of issuance and ending on the close of business on the fifth anniversary of the date of issuance.  In addition to the initial shares and subject to the terms and conditions thereof, the warrants may be exercised for the remaining 25% of the shares of common stock subject thereto (as may be adjusted, the “deferred shares”), at any time during the period commencing on July 1, 2009 and ending on the maturity date of the Credit Agreement, as the same may be extended pursuant to the terms thereof as in effect on the date of issuance.  However, if all amounts due under the Credit Agreement, including the entire principal amount of the loans under the Credit Agreement, together with all accrued and unpaid interest thereon plus the applicable Payment Premium under the Credit Agreement, are paid in full by us prior to July 1, 2009, the holders will have no right to purchase the deferred shares.

The warrants may be exercised by sending us a form of election for purchase of shares (attached to the warrant) together with payment in full of the exercise price by certified check or money order payable in United States currency; provided that, in certain situations described below, the holder may only exercise the warrants by a “cashless” exercise method, whereby the holder of the warrant would receive a net number of shares pursuant to the formula contained in the warrant.

If we effect certain stock-based distributions or changes in our capital structure, such as a stock split or consolidation or stock dividend to all stockholders, then we have agreed to adjust the exercise price and/or number of shares purchasable under the warrants as required in the warrant to preserve the rights of the warrant holders.  If in certain circumstances we enter into a merger,  consolidation, sale of substantially all assets or other reorganization or there is a completed tender offer or exchange offer for our shares, we have agreed that the warrants will become exercisable for the securities, cash or property which the holder would have received if the holder had exercised in full immediately prior to such event.

We have agreed to notify the warrant holder of any time that we are unable to issue the warrant shares without a restrictive legend or if, upon issuance for cash, the warrant shares would be "restricted securities" under Rule 144(a) of the Securities Act, in any such case because (a) the SEC has issued a stop order with respect to an effective registration statement registering the warrant shares, (b) the SEC otherwise has suspended or withdrawn the effectiveness of such registration statement, either temporarily or permanently, (c) we have suspended or withdrawn the effectiveness of such registration statement, either temporarily or permanently, or (d) otherwise.  We have agreed to promptly notify the warrant holder of the cessation of any of the events described above that prevent the exercisability of the warrant.

No fractional common shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we have agreed to pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price of the warrant.

A warrant may be transferred by a holder in whole or in part without our consent by the holder executing an assignment in the form attached to the warrant and upon payment of any necessary tax or other governmental charge imposed upon such transfer.

The warrants will not be listed on any securities exchange or automated quotation system, and we do not intend to arrange for any exchange or quotation system to list or quote the warrants.

This is a brief description of the material features of the warrants, not a complete a statement of all the terms. We have included the form of warrant as an exhibit to our Current Report on Form 8-K, which we will file with the SEC in connection with closing on the sale of the warrants.  See “Where You Can Find More Information About Rentech” on page S-6.

CERTAIN PROVISIONS OF COLORADO LAW AND OUR CHARTER AND BYLAWS

The following summarizes certain provisions of our Amended Articles and Bylaws.  The summary does not purport to be complete and is subject to and qualified in its entirety by reference to our Amended Articles and Bylaws, copies of which are on file with the SEC as exhibits to the periodic reports previously filed by us.  See “Where You Can Find More Information” in this prospectus supplement.

General.  Certain provisions of our Amended Articles and Bylaws could make our acquisition by a third party, a change in our incumbent directors, or a similar change of control more difficult, including:

●	an acquisition of us by means of a tender or exchange offer;

●	an acquisition of us by means of a proxy contest or otherwise; or

●	the removal of a majority or all of our incumbent directors.

These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

These provisions of our Amended Articles and Bylaws may also be significant for corporate matters.

Classified Board.  Our Amended Articles provide that when our board of directors consists of six or more directors, the directors must be divided into three classes, as nearly equal in number as possible, with the members of only one class to be elected annually for a three-year term. There are currently seven seats on our board of directors, divided into three classes, two of which include two directors and one of which currently includes three directors.

Election and Removal of Directors.  Our Amended Articles and Bylaws require that directors may be removed without cause only with the approval of holders of two-thirds of the voting power of our outstanding capital stock entitled to vote in the election of directors.  Under our Amended Articles and Bylaws, any vacancy on our board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors in office.  Our Amended Articles authorize up to nine members on our board of directors.  The board of directors may, pursuant to a resolution adopted by a majority of the entire board, increase the size of our board up to the maximum number directors permitted under the Amended Articles and designate the directors to fill the vacancies.

Special Meeting of Shareholders.  Under our Bylaws and the Colorado Business Corporation Act, special meetings of our shareholders may be called by our president or the board of directors or upon written demand by the holders of shares representing at least ten percent of all votes entitled to be cast on any issue proposed to be considered at the meeting.

Requirements for Advance Notice of Shareholder Nominations and Proposals.  A shareholder may make a nomination for the election of a director only if written notice of such shareholder’s intent has been given in accordance with the Bylaws, with respect to an annual meeting, no later than the end of the fiscal year immediately preceding the annual meeting and, with respect to an election to be held at a special meeting, no later than the tenth day following the date on which notice of the special meeting was first mailed to our shareholders. To be timely, a shareholder seeking to propose business at an annual meeting must give notice of such proposal not later than the 60th day nor earlier than the 90th day prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be delivered not earlier than the 90th day prior to such annual meeting and not later than the 60th day prior to the meeting or the 10th day following the first public announcement of the annual meeting date.

Shareholder Action by Written Consent.  Our Bylaws require that actions by our shareholders without a meeting must be in writing and signed by each shareholder entitled to vote on such action.

No Cumulative Voting.  Our Amended Articles provide that no shareholder is permitted to cumulate its votes in the election of directors or otherwise.

Approval of Sale of Assets; Mergers.  Under our Amended Articles, the sale, lease, exchange or other disposition of all or substantially all of our property and assets must be authorized or ratified by the affirmative vote of the holders of at least two-thirds of the capital stock then issued and outstanding, unless any class or series of stock is entitled to vote thereon as a class, in which event the authorization requires the affirmative vote of the holders of two-thirds of the shares of each class of shares entitled to vote as a class on the transaction. Under our Amended Articles and Colorado law, a merger with or into us must be approved by at least two-thirds of the voting power of each class or series of capital stock entitled to vote as a group on the merger.

Business Combinations with Interested Stockholders.  Approval by the holders of two-thirds of the voting power of our outstanding capital stock is required for certain “business combinations” with an “interested stockholder,” unless the transaction is either approved by a majority of our “continuing directors” or certain minimum price and procedural and other requirements are met. Generally, a “business combination” includes a merger, liquidation, recapitalization or other similar transaction or a sale of assets or securities having an aggregate “fair market value” (as defined in the Amended Articles) of $1 million or more. An “interested stockholder” generally means a beneficial owner (as defined in the Amended Articles) of more than 10% of our voting stock, certain assignees of such beneficial owners and certain of our affiliates that within the preceding two years were the beneficial owner of 10% of our voting stock. A “continuing director” is defined as any member of our board who is unaffiliated with the interested stockholder and was a member of the board prior to the time the interested stockholder became such, and any successor of a continuing director who is unaffiliated with the interested stockholder and is recommended by a majority of the continuing directors then on the board. The affirmative vote of the holders of 80% or more of the voting power of the shares of each class of shares entitled to vote as a class is required to amend this provision in the Amended Articles.

Restrictions regarding Personal Holding Company Status.  Our Amended Articles provide that any person who beneficially owns or intends to acquire an aggregate of more than 5%, or increase his ownership to more than 5%, of our common stock or other securities must submit a proposal to our board of directors at least 20 days before the proposed effective date of the transaction. Within 20 days of receipt of such proposal, we in our sole discretion have the right to disapprove the proposed acquisition if we determine in good faith that the transaction could or reasonably might, within a period of two years following the proposed date of the transaction, cause us to be classified as a personal holding company under the Internal Revenue Code of 1986, as amended.  The board of directors has waived application of this provision with respect to this offering and future transactions until the board shall determine otherwise.

Limitations on Liability.  Our Amended Articles provide that no person who is or was a director will be personally liable to us or to our shareholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions under the Colorado Business Corporation Act.  Our Amended Articles also provide for the indemnification of our directors and officers to the fullest extent authorized by the Colorado Business Corporation Act.   Under the Colorado Business Corporation Act, a director may be paid expenses in advance of any proceeding for which indemnification may be payable, subject to certain conditions, including delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified.  We have also obtained policies of directors’ and officers’ liability insurance.  These policies insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.  The existence of such limitation on liability, indemnification and insurance may impede a change of control of us to the extent that a hostile acquirer seeks to litigate its contest for control with our directors and officers.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating certain information about us that we have filed with the SEC by reference in this prospectus supplement, which means that we are disclosing important information to you by referring you to those documents. We are also incorporating by reference in this prospectus supplement information that we file with the SEC after this date. The information we incorporate by reference is an important part of this prospectus supplement, and later information that we file with the SEC automatically will update and supersede the information we have included in or incorporated into this prospectus supplement.

We incorporate by reference the following documents we have filed, or may file, with the SEC:

●	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed on December 15, 2008;

●	Our Current Report on Form 8-K filed on January 7, 2009;

●	The description of capital stock and our Shareholder Rights Plan contained in our Form 8-A, including any amendments or reports filed for the purpose of updating the description; and

●
All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and before termination of this offering.  We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in the Definitive Proxy Statement) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus supplement is part of registration statement (file number 333-132594) we have filed with the SEC on Form S-3 relating to the securities offered hereby.  As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC.  We have filed certain legal documents that control the terms of the securities offered by this prospectus supplement as exhibits to the registration statement.  We may file certain other legal documents that control the terms of the securities offered by this prospectus supplement as exhibits to reports we file with the SEC. You may refer to the registration statement and the exhibits for more information about us and our securities.  The registration statement and exhibits are also available at the SEC’s Public Reference Room or through its web site at www.sec.gov.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following addresses:

Investor Relations
Rentech, Inc.
10877 Wilshire Boulevard, Suite 710
Los Angeles, CA 90024
(310) 571-9800

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

WHERE YOU CAN FIND MORE INFORMATION ABOUT RENTECH

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy any document we file at the SEC’s public reference room at the following address:

Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

LEGAL MATTERS

Selected legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP, Menlo Park, California.  Certain matters of Colorado law, including the validity of the common stock offered hereby, will be passed upon for us by Holland & Hart LLP, Denver, Colorado.